

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

Via E-mail
Ronald Tealer
Managing Member, Chief Executive Officer, Secretary, Director
Oriel Capital Partners, LLC
6300 Powers Ferry Road., Suite 600-264
Atlanta, GA 30339-2919

> **Re: Oriel Capital Partners, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 1, 2012**
> **File No. 024-10307**

Dear Mr. Tealer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that each note at maturity may be automatically extended for the same term and interest rate as the maturing note, and investors will have the option to redeem the notes instead of having them rollover. Please explain to us how the rollover of the notes at maturity will comply with Section 5 of the Securities Act. We may have further comments.

Investment Criteria, page 14 of 20

2.   We note that the company will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. Please

describe in greater detail the type of loans that the company may enter into to finance the properties. Please discuss whether there are any limitations on the number or amount of mortgages which may be placed on any one piece of property.

Strategy, page 14 of 20

3.   We note your response to comment 10 of our letter dated January 13, 2012 and your revised disclosure and we reissue in part our prior comment. In the first paragraph under this subsection, you state that the company may partner with third party companies in identifying and acquiring under-valued properties with significant potential for appreciation. Please describe these third party companies.

Item 8. Directors, Executive Officers, and Significant Employees, page 17 of 20

4.   We note your response to comment 9 of our letter dated January 13, 2012 and your revised disclosure and we reissue in part our prior comment. When describing the real estate experience of each officer, please also include the title of his position and the name of the company in which he was employed. See Item 8(c) of Model B of Form 1-A.

Item 12. Securities Being Offered Principal Amount and Term, page 21 of 20

5.   We note your response to comment 15 of our comment letter dated January 13, 2012 and re-issue the comment, in part. Here or elsewhere in the offering document, please confirm whether the company intends the source of interest payments to be from funds from operations or from offering proceeds.

Payment or Rollover at Maturity, page 22 of 20

6.   We note your response to comment 18 of our comment letter dated January 13, 2012. Please revise your risk factor section to include the risks related to a person not being able to elect not to have the note rollover at the time of purchasing the note or advise us why such revision is not necessary.

7.   We note your disclosure on page 22 that the issuer may extend the term of the maturing note for the same term as the term as the maturing note and at the same interest rate. Please discuss whether the rights under the extended note will be the same as the maturing note.

Financial Statements

General

8.   We note your revisions to your financial statements and request that you confirm to us that Oriel Capital Partners, LLC has $15,000 in cash at December 31, 2011 in light of the fact that you previously filed financial statements with us which indicated that as of December 6, 2011 that $10,000 of cash was used from the initial member contributions to pay various expenses. Further, please tell us why you removed your Statement of Income and Statement of Cash Flows.

9.   We note your response to prior comment 21 and we reissue our comment. In future filings please include the actual date of inception in your financial statements and footnotes.

10.   We note your response to prior comment 22. Please tell us why you have not provided a Statement of Member's Equity.

Exhibit 5.1 Marketing Materials

11.   We note your response to comment 23 of our comment letter dated January 13, 2012. We further note that your response, in the third paragraph, refers to PointView Capital, Inc. Please revise all marketing materials to indicate that the relevant company is Oriel Capital Partners, LLC.

12.   Please advice us as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A.

13.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

- The name of the issuer of the security;
- The title of the security, the amount being offered and the per unit offering price to the public;
- The general type of the issuer's business; and
- A brief statement as to the general character and location of its property.

For example, the title of the security could read "Unsecured 4.135% notes maturity of 2 years" and should contain no promotional language.   Also the general type of the issuer's business should disclose that the company has no operations and owns no properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, (202) 551-3439, Jennifer Monick, Accounting Reviewer, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief